Exhibit 10.6
JOHN PESTANA AMENDED & RESTATED EMPLOYMENT AGREEMENT
     This Employment Agreement (the “Agreement”) was originally entered into as of April 21, 2004 (the “Effective Date”) between Omniture, Inc., a Delaware corporation with its principal offices located at 550 East Timpanogos Circle, Orem, UT 84097, (the “Company”), and John Pestana, a resident of Utah (the “Employee”), and is hereby amended and restated in its entirety effective June 7, 2006.
     In consideration of the promises and the terms and conditions set forth in this Agreement, the parties agree as follows:
     1. Position. During the term of this Agreement, Company will employ Employee, and Employee will serve Company in the capacity of Vice President of Strategy, and will be appointed as a member of Company’s Board of Directors (the “Board”). Employee will report to the Company’s Chief Executive Officer.
     2. Duties. Employee will perform duties that are executive in nature, consistent with his title, will report to the Company’s Chief Executive Officer, and will hold a position of responsibility and importance in scope; provided, however, that the Company shall not, without Employee’s express written consent, require Employee to be based anywhere other than in Utah County, Utah, except for required travel on the Company’s business to an extent substantially consistent with travel required of persons who hold similar positions or have similar duties with the Company.
     3. Exclusive Service. Employee will devote substantially all his working time and efforts to the business and affairs of the Company. The foregoing shall not, however, preclude Employee (a) from engaging in appropriate educational, civic, charitable or religious activities, (b) from devoting a reasonable amount of time to private investments, (c) from serving on the boards of directors of two (2) other entities; provided that Employee may serve on additional boards of directors upon approval of the Board, or (d) from providing incidental assistance to family members on matters of family business, so long as the foregoing activities and service do not conflict with Employee’s responsibilities to the Company.
     4. Termination of Agreement. This Agreement shall terminate on the date on which all obligations hereunder of the parties hereto have been satisfied.
     5. Compensation and Benefits.
          5.1 Base Salary. The Company agrees to pay Employee a minimum annual salary of $235,000, or in the event of any portion of a year, a pro rata amount of such annual salary. Employee’s base salary shall be reviewed by the Board or the Compensation Committee of the Board for possible increases prior to the start of each fiscal year, effective at the beginning of such fiscal year. Employee’s salary will be payable as earned in accordance with Company’s customary payroll practice.
          5.2 Cash Bonus. Employee will have the potential to receive an annual cash bonus of at least $75,000 subject to the terms of a Bonus Plan, to be established within sixty (60) days after the Effective Date or as otherwise determined by the Board and annually thereafter by the Board, as amended from time to time.
          5.3 Additional Benefits. Employee will be eligible to participate in Company’s employee benefit plans of general application, including without limitation pension and profit-sharing plans, deferred compensation, supplemental retirement or excess-benefit plans, stock option, incentive or other bonus plans, life, health, disability, accident and dental insurance programs, 401(k) plan, paid vacations and sabbatical leave plans, and similar plans or programs, in accordance with the rules established for individual participation in any such plan. The Company shall furnish Employee with office space, stenographic assistance and such other facilities and services as shall be suitable to Employee’s position and adequate for the performance of his duties. Employee shall be entitled each year to four (4) weeks leave for vacation at full pay, provided, that at the end of each year, Employee may accrue and carry over to the next succeeding year a maximum of four (4) weeks of unused vacation. Employee shall also be entitled to reasonable holidays and illness days with full pay in accordance with the Company’s policy from time to time in effect.
          5.4 Expenses. The Company will reimburse Employee for all reasonable and necessary expenses incurred by Employee in connection with the Company’s business, provided that such expenses are in accordance with applicable policy set by the Board from time to time and are properly documented and accounted for in accordance with the policy of the Company and with the requirements of the Internal Revenue Service.
          5.5 Acceleration of Vesting. Upon a Change in Control (as defined below) all of Employee’s options to purchase the Company’s Common Stock shall, as of the date of such Change in Control, be immediately exercisable in full and shall remain exercisable for five (5) years following the date of termination or ten (10) years following the date of grant, whichever is earlier, and all shares of the Company’s Common Stock owned by Employee shall immediately be released from any and all vesting restrictions; “Change in Control” Defined. A “Change in Control” means the occurrence of any of the following events: (i) any sale or exchange of the capital stock by the shareholders of the Company in one transaction or series of related transactions where more than 50% of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities; or (ii) any reorganization, consolidation or merger of the Company where the outstanding voting securities of the Company immediately before the transaction represent or are converted into less than fifty percent 50% of the outstanding voting power of the surviving entity (or its parent corporation) immediately after the transaction; or (iii) the consummation of any transaction or series of related transactions that results in the sale of all or substantially all of the assets of the Company; or (iv) any “person” or “group” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities representing more than fifty percent (50%) of the voting power of the Company then outstanding.

     6. Proprietary Rights. Employee hereby affirms his Employee Invention Assignment and Confidentiality Agreement with the Company previously entered into with the Company (the “Proprietary Rights Agreement”).
     7. Termination.
          7.1 Events of Termination. Employee’s employment with the Company shall terminate upon any one of the following:
               (a) thirty (30) days after the effective date of a written notice sent to Employee stating the Company’s determination made in good faith that it is terminating Employee for “Cause” as defined under Section 7.2 below (“Termination for Cause”), provided, that the Company will give Employee written notice of such failure; or
               (b) thirty (30) days after the effective date of a written notice sent to Employee stating the Company’s determination made in good faith that, due to a mental or physical incapacity, Employee has been unable to perform his duties under this Agreement for a period of not less than six (6) consecutive months or 180 days in the aggregate in any 12-month period unless Employee has been on a leave approved by the Board (“Termination for Disability”); or
               (c) Employee’s death (“Termination Upon Death”); or
               (d) thirty (30) days after the effective date of a written notice sent to the Company stating Employee’s determination made in good faith of “Constructive Termination” by the Company, as defined under Section 7.3 below, if the Company has not cured the event constituting a Constructive Termination during such thirty (30) day period (“Constructive Termination”); or
               (e) thirty (30) days after the effective date of a notice sent to Employee stating that the Company is terminating his employment, without cause, which notice can be given by the Company at any time after the Effective Date at the Company’s sole discretion, for any reason or for no reason (“Termination Without Cause”); or
               (f) the effective date of a notice sent to the Company from Employee stating that Employee is electing to terminate his employment with the Company (“Voluntary Termination”).
          7.2 “Cause” Defined. For purposes of this Agreement, “cause” for Employee’s termination means (a) any willful act or acts of fraud, embezzlement or conviction of or guilty plea to a felony, in each case intended to result in (i) material gain or personal enrichment of Employee at the expense of the Company or (ii) material harm to the Company; or (b) unauthorized willful use or disclosure of the Company’s confidential information or trade secrets that Employee intends to cause, and causes, material harm to the Company. No act, or failure to act, by Employee shall be considered “willful” if done, or omitted to be done, by him in good faith and in the reasonable belief that his act or omission was in the best interest of the Company or required by applicable law.
          7.3 “Constructive Termination” Defined. “Constructive Termination” shall mean:

               (a) a reduction in Employee’s salary or benefits not agreed to by Employee; or
               (b) a material change in Employee’s responsibilities not agreed to by Employee; or
               (c) the Company’s failure to comply in any material respect with any material term of this Agreement; or
               (d) a requirement that Employee relocate to an office that would increase Employee’s one-way commute distance by more than thirty-five (35) miles.
     8. Effect of Termination.
          8.1 Termination for Cause or Voluntary Termination. In the event of any termination of Employee’s employment pursuant to Section 7.l(a) or Section 7.1(f), the Company shall immediately pay to Employee the compensation and benefits otherwise payable to Employee under Section 5 through the date of termination. Employee’s rights under the Company’s benefit plans of general application shall be determined under the provisions of those plans.
          8.2 Termination for Disability. In the event of termination of employment pursuant to Section 7.1(b):
               (a) the Company shall immediately pay to Employee the compensation and benefits otherwise payable to Employee under Section 5 through the date of termination,
               (b) for six (6) months (plus an additional nine (9) months if Employee signs and delivers to the Company the Release as set forth in Section 8.6 below, for a total of fifteen (15) months) after the termination of Employee’s employment, the Company shall continue to pay Employee (A) his salary under Section 5.2 above at Employee’s then-current salary, less applicable withholding taxes, payable on the Company’s normal payroll dates during that period, and (B) shall continue his benefits under Section 5.4 above or equivalents thereof, and
               (c) Employee shall receive other severance and disability payments as provided in the Company’s standard benefit plans.
          8.3 Termination Upon Death. In the event of termination of employment pursuant to Section 7.1(c), all obligations of the Company and Employee shall cease, except the Company shall immediately pay to Employee (or to Employee’s estate) the compensation and benefits (or equivalents thereof) otherwise payable to Employee under Section 5 through the date twelve (12) months following the termination upon death.
          8.4 Constructive Termination or Termination Without Cause. In the event of any termination of this Agreement pursuant to Section 7.1(d) or Section 7.l(e),
               (a) the Company shall immediately pay to Employee the compensation and benefits otherwise payable to Employee under Section 5 through the date of termination, and

               (b) for six (6) months (plus an additional nine (9) months if Employee signs and delivers to the Company the Release as set forth in Section 8.6 below, for a total of fifteen (15) months) after the termination of Employee’s employment, the Company shall continue to pay Employee (A) his salary under Section 5.2 above at Employee’s then-current salary, less applicable withholding taxes, payable on the Company’s normal payroll dates during that period, and (B) shall continue his benefits under Section 5.4 above or equivalents thereof, and
               (c) all of Employee’s options to purchase the Company’s Common Stock shall, as of the date of employment termination, be immediately exercisable in full and shall remain exercisable for five (5) years following the date of termination or ten (10) years following the date of grant, whichever is earlier, and all shares of the Company’s Common Stock owned by Employee shall immediately be released from any and all vesting restrictions.
          8.5 Section 280G. To the extent the total amount of the benefits available to Employee under clauses (a) and (b) of Section 8.4 would constitute a “parachute payment” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) then the Company shall pay to Employee at the time of termination an additional amount such that the net amount retained by Employee, after deduction of the excise tax imposed by Section 4999 of the Code and any federal, state and local income tax and excise tax imposed on such additional amount, shall be equal to the amount payable to the Employee under such clauses (a) and (b) of Section 8.4 as originally determined prior to the deduction of the excise tax.
          8.6 General Release. Employee may elect to increase the benefits provided under Section 8.2(b) and Section 8.4(b) by delivering to the Company a general release of all claims including substantially the following terms (“Release”).
               (a) Employee would release the Company, its subsidiaries, officers, directors, employees, agents and stockholders and each of their successors, representatives and assigns from all claims and demands of every kind and nature, known and unknown, suspected and unsuspected, disclosed and undisclosed, and for any and all damages actual and consequential, past, present and future, and all other forms of relief arising out of Employee’s employment with the Company, this Agreement and any other relationship between Employee and the Company up to and as of the date of termination; provided, however, that (i) nothing in the Release would release the Company from its obligations to indemnify, defend and hold harmless Employee as an agent of the Company pursuant to the Company’s Certificate of Incorporation and Bylaws, any indemnification agreement, any insurance policy pertaining to liability of officers and directors and applicable law; and (ii) nothing in the Release would relieve the Company from its obligations under stock option or stock purchase agreements between Employee and the Company; and
               (b) Employee’s obligations pursuant to clause (a) above would be subject to the Company’s release of Employee, his agents, heirs, executors, representatives and permitted assigns from all claims and demands of every kind and nature, known and unknown, suspected and unsuspected, disclosed and undisclosed, and for any and all damages actual and consequential, past, present and future, and all other forms of relief arising out of Employee’s employment with the Company, this Agreement and any other relationship between Employee and the Company up to and as of the date of termination; provided, however, that nothing would release Employee from his obligations pursuant to the Proprietary Rights Agreement.
If Employee signs and delivers the Release, but the Company does not sign and deliver the signed release including substantially the terms set forth in clause (b) above within fifteen (15) days following such delivery by Employee, the Release will be null and void and the applicable period set forth in Section 8.2(b) and Section 8.4(b) will be extended as if a Release had been signed and delivered by Employee.
     9. Miscellaneous.
          9.1 Arbitration. Employee and Company shall submit to mandatory and exclusive binding arbitration of any controversy or claim arising out of, or relating to, this Agreement or any breach hereof, provided, however, that the parties retain their right to, and shall not be prohibited, limited or in any other way restricted from, seeking or obtaining equitable relief from a court having jurisdiction over the parties. Such arbitration shall be governed by the Federal Arbitration Act and conducted through the American Arbitration Association in the State of Utah, Utah County, before a single neutral arbitrator, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association in effect at that time. The parties may conduct only essential discovery prior to the hearing, as defined by the AAA arbitrator. The arbitrator shall issue a written decision which contains the essential findings and conclusions on which the decision is based. The Employee shall bear only those costs of arbitration he or she would otherwise bear had he or she brought a claim covered by this Agreement in court. Judgment upon the determination or award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Except as specifically otherwise provided in this Agreement, arbitration will be the sole and exclusive remedy of the parties for any dispute arising out of this Agreement.
          9.2 Severability. If any provision of this Agreement shall be found by any arbitrator or court of competent jurisdiction to be invalid or unenforceable, then the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable and to the extent that to do so would not deprive one of the parties of the substantial benefit of its bargain. Such provision shall, to the extent allowable by law and the preceding sentence, be modified by such arbitrator or court so that it becomes enforceable and, as modified, shall be enforced as any other provision hereof, all the other provisions continuing in full force and effect.
          9.3 No Waiver. The failure by either party at any time to require performance or compliance by the other of any of its obligations or agreements shall in no way affect the right to require such performance or compliance at any time thereafter. The waiver by either party of a breach of any provision hereof shall not be taken or held to be a waiver of any preceding or succeeding breach of such provision or as a waiver of the provision itself. No waiver of any kind shall be effective or binding, unless it is in writing and is signed by the party against whom such waiver is sought to be enforced.
          9.4 Assignment. This Agreement and all rights hereunder are personal to Employee and may not be transferred or assigned by Employee at any time. The Company may assign its rights, together with its obligations hereunder, to any parent, subsidiary, affiliate or successor, or in connection with any sale, transfer or other disposition of all or substantially all of its business and assets, provided, however, that any such assignee assumes the Company’s obligations hereunder.
          9.5 Withholding. All sums payable to Employee hereunder shall be reduced by all federal, state, local and other withholding and similar taxes and payments required by applicable law.
          9.6 Entire Agreement. This Agreement (and the exhibits hereto), the Employee’s equity compensation agreements, the Proprietary Rights Agreement and the Change of Control Agreement by and between the Company and Employee constitute the entire and only agreement and understanding between the parties relating to employment of Employee with Company and such agreements supersede and cancel any and all other previous contracts, arrangements or understandings with respect to Employee’s employment.
          9.7 Amendment. This Agreement may be amended, modified, superseded, cancelled, renewed or extended only by an agreement in writing executed by both parties hereto.
          9.8 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and hand delivered, sent by registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered five (5) days after mailing if sent by mail, and one (1) day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party shall notify the other parties:

If to the Company:	Omniture, Inc.
550 East Timpanogos Circle
Orem, UT 84097

Attention:	Corporate Secretary

If to Employee:	John Pestana
At the last residential address known to the Company
          9.9 Binding Nature. This Agreement shall be binding upon, and inure to the benefit of, the successors and personal representatives of the respective parties hereto.
          9.10 Headings. The headings contained in this Agreement are for reference purposes only and shall in no way affect the meaning or interpretation of this Agreement. In this Agreement, the singular includes the plural, the plural included the singular, the masculine gender includes both male and female referents, and the word “or” is used in the inclusive sense.
          9.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which, taken together, constitute one and the same agreement.

          9.12 Governing Law. This Agreement and the rights and obligations of the parties hereto shall be construed in accordance with the laws of the State of Utah, without giving effect to the principles of conflict of laws.
          9.13 Attorneys’ Fees. In the event of any claim, demand or suit arising out of or with respect to this Agreement, the prevailing party shall be entitled to reasonable costs and attorneys’ fees, including any such costs and fees upon appeal.

     IN WITNESS WHEREOF, the Company and Employee have executed this Agreement as of the date first above written,

OMNITURE, INC.		JOHN PESTANA

By:	/s/ Joshua G. James	/s/ John Pestana

Name:	Joshua G. James
Title:	Chief Executive Officer